FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

ENDESA AMÉRICAS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2016

•         Net earnings attributable to Endesa Américas’ shareholders reached Ch$ 106,279 million as of September 30th, 2016. This result represents the performance of the Company since it began operations on March 1st, 2016, including the electricity generation operations of the Enel Group in Argentina, Peru and Colombia until September 30th 2016.

•         Net electricity generation for the period of March 1 through September 30, 2016 amounted to 19,175 GWh, comprised of 12,477 GWh of hydroelectric generation considering the entrance of El Quimbo; and 6,698 GWh thermoelectric generation.

•         El Quimbo, in Colombia, began its commercial operation on November 16, 2015, and generated 1,127 GWh during the first three quarters of 2016. Of that amount, 1,009 GWh was generated between March and September 2016.

•         Physical sales reached 21,775 GWh, including 8,960 GWh of sales to regulated customers, 4,435 GWh of sales to non-regulated customers and 8,381 GWh of spot market sales.

•         Operating revenue amounted to Ch$ 766,289 million, primarily from energy sales (Ch$ 675,638 million) mainly in Colombia (Ch$ 456,927 million), and to a lesser degree in Peru (Ch$ 177,347 million) and Argentina (Ch$ 41,364 million).

•         Procurement and service costs reached Ch$ 303,529 million mainly explained by energy purchase costs (Ch$ 126,051 million) in Colombia (Ch$ 81,803 million) and Peru (Ch$ 43,838 million); fuel consumption (Ch$ 73,099 million) mostly in Peru (Ch$ 46,080 million) and Colombia (Ch$ 26,165 million); and transportation expenses (Ch$ 66,598 million) mainly in Colombia (Ch$ 42,205 million) and Peru (Ch$ 23,754 million).

•         As a result of the factors previously mentioned, consolidated EBITDA as of September 30, 2016 amounted to Ch$ 366,375 million.

•         Net financial expenses amounted to Ch$ 71,532 million, to a great extent due to bonds and bank loans amounting to Ch$ 67,726 million, mostly in Colombia (Ch$ 64,555 million), offset by Ch$ 22,585 million financial income.

•         The income from investments in associate companies reached Ch$ 36,939 million mainly related to our investment in Enel Brasil.

• 1 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

FINANCIAL SUMMARY

➢  Consolidated debt amounted to US$ 1,832 million as of September 30, 2016.

➢  Average interest rate, an important cost factor, of Endesa Américas was 10.1% was of September 30, 2016.

➢  EBITDA and Consolidated Financial expenses for the period between March 1 and September 30, 2016, amounted to US$ 539 million and US$ 134 million, respectively.

➢  The liquidity of Endesa Américas is comprised of Cash and cash equivalents by US$ 436 million.

• 2 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

I.- Consolidated Income Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders Meeting of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) agreed to approve the division of the Company, subject to complying with certain conditions precedent. A new publicly held company would be formed following the division of Empresa Nacional de Electricidad S.A. to be named Endesa Américas S.A. and would be assigned the equity interests, assets and liabilities owned by Empresa Nacional de Electricidad S.A. outside of Chile.

On March 1, 2016, having met the conditions precedent, the division of Empresa Nacional de Electricidad S.A. was materialized and on that same day Endesa Américas S.A. was incorporated.

On September 28, 2016, the Extraordinary Shareholders’ Meeting of Endesa Américas S.A. approved, pursuant to the terms of Title XVI of the Chilean Companies Act No 18,046, the related-party transaction which consisted of the proposed merger of Endesa Américas S.A. into Enersis Américas, which as the surviving entity, would absorb Endesa Américas S.A. and Chilectra Américas S.A. by acquisition and would then dissolve them without the need for liquidation. Enersis Américas S.A. will incorporate Endesa Américas S.A and Chilectra Américas S.A., all of which will be dissolved, without the need of liquidation and succeed them in all their rights and obligations.

On October 29, 2016, the Company informed the Superintendence of Securities and Insurance, through a Significant Event that following the conclusion of the period in which dissenting shareholders of the Merger could exercise their withdrawal right, it had complied with the conditions precedent which had a limit of less than 10% of the issued shares of Endesa Americas with voting rights exercising their withdrawal rights, therefore, the company has complied with the condition precedent.

A similar communication was made by Enersis Americas and Chilectra Americas.

Finally,  0.04% of Endesa Americas’ shareholders exercised their withdrawal rights (approx. US$ 1.5 million).

Pursuant to approval at the respective shareholders’ meetings, the merger will take effect on the first day of the following month after the transaction is approved assuming that the merging companies have provided the public documents which shows their  compliance with the merger conditions precedent.

The interim consolidated financial statements of Endesa Américas as of September 30, 2016, have been prepared according to IFRS.

• 3 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

1. - Income Statement Analysis

Net income attributable to the controlling shareholders of Endesa Américas as of September 30, 2016 amounted to a Ch$ 106,279 million profit.

The following table shows comparative figures for each item of the income statement as of September 30, 2016:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Seven months ended September 30, 2016

REVENUES	766,289
Sales	727,746
Other operating revenues	38,543
PROCUREMENT AND SERVICES	(303,529)
Energy purchases	(126,051)
Fuel consumption	(73,099)
Transportation expenses	(66,598)
Other variable procurement and services costs	(37,781)
CONTRIBUTION MARGIN	462,760
Other work performed by entity and capitalized	2,051
Employee benefits expense	(40,790)
Other fixed operating expenses	(57,646)
GROSS OPERATING INCOME (EBITDA)	366,375
Depreciation, Amortization	(60,417)
Reversal of impairment profit	121
OPERATING INCOME	306,079
NET FINANCIAL EXPENSE	(71,532)
Financial income	22,585
Financial costs	(91,269)
Foreign currency exchange differences, net	(2,848)
OTHER NON-OPERATING RESULTS	37,078
Share of profit (loss) of associates accounted for using the equity method	36,939
Net Income From Sale of Assets	139
NET INCOME BEFORE TAXES	271,625
Income Tax	(67,217)
NET INCOME FROM CONTINUING OPERATIONS	204,408
-
NET INCOME	204,408
Owners of parent	106,279
Non-controlling interest	98,129

Earning per share (Ch$ /share)	12.96

• 4 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

Operating Income

The operating income of the Company reached Ch$ 306,079 million.

Endesa Américas’ revenues, costs and operating income as of September 30, 2016 on a country by country basis are shown in the following table:

OPERATING INCOME BY COUNTRY
(Million Ch$)

COUNTRY (Million Ch$)	Chile	Argentina	Colombia	Peru	Seven months ended September 30, 2016

Operating Revenues	-	73,983	468,457	223,849	766,289
% of consolidated	0%	10%	61%	29%	100%
Operating Costs	(4,497)	(45,332)	(222,631)	(187,750)	(460,210)
% of consolidated	1%	10%	48%	41%	100%

Operating Income	(4,497)	28,651	245,826	36,099	306,079

Operating expenses include the following:

•         Greater energy purchase costs amounting of Ch$ 28,288 million in Edegel due to a provision that was recorded related to a legal proceeding presented against our subsidiary.

•         Greater other fixed operating costs in Edegel amounting to Ch$ 13,770 million due to the write off of assets related to the Curibamba project.

Endesa Américas and its subsidiaries’ sales of energy, segmented by country, as of September 30, 2016 are shown in the following table:

OPERATING REVENUES BY COUNTRY
(Million Ch$)

ENERGY SALES (Million Ch$)	Argentina	Colombia	Peru	Seven months ended September 30, 2016

Sales to regulated customers	10	-	110,714	110,724
Sales to unregulated customers	1,305	359,146	66,177	426,628
Sales at spot market	22,540	97,781	-	120,321
Other customers	17,509	-	456	17,965

Total energy sales	41,364	456,927	177,347	675,638

• 5 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

Non-Operating Income

Non-operating income as of September 30, 2016 is summarized below:

Net Financial Expense	Seven months ended September 30, 2016
(Million Ch$)
NET FINANCIAL EXPENSE	(71,532)
Financial income	22,585
Financial costs	(91,269)
Foreign currency exchange differences, net	(2,848)
OTHER NON-OPERATING RESULTS	37,078
Share of profit (loss) of associates accounted for using the equity method	36,939
Net Income From Sale of Assets	139
NET INCOME BEFORE TAXES	271,625
Income Tax	(67,217)
NET INCOME	204,408

NET INCOME	204,408

Net Financial Result

The financial result amounted to a Ch$ 71,532 million loss, which is mainly explained by:

Financial income amounting to Ch$ 22,585 million, mainly term deposits and repurchase agreements.

Financial expenses totaling Ch$ 91,269 million, primarily related to bank loans and guaranteed and non-guaranteed obligations amounting to Ch$ 67,726 million in addition to Ch$ 19.944 million to CAMMESA.

Exchange rate differences amounting to Ch$ 2,848 million, mainly from negative foreign currency exchange differences of derivative contracts amounting to Ch$ 8,873 million, offset by trade accounts payable and other trade liabilities for a total Ch$ 6,392 million.

Income originating from companies accounted for using the equity method

Income originating from companies accounted for using the equity method totaled Ch$ 36,939 million, mainly explained by the Ch$ 36,274 million income recorded by Enel Brasil S.A.

Income Tax

Corporate income tax amounted to Ch$ 67,217 million related to greater taxable income due to better results for the period, mainly in Colombia.

• 6 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

2. -Consolidated Balance Sheet Analysis

Assets (Million Ch$)	September 16

Current Assets	562,279
Non-Current Assets	3,512,309

TOTAL ASSETS	4,074,588

Total Assets of the Company, as of September 30, 2016, amounted to Ch$ 4,074,588 million comprised of:

➢  Current Assets of Ch$ 562,279 million, whose main components are:

❖  Cash and cash equivalents for Ch$ 287,453 million, comprised of Ch$ 22 million cash, Ch$ 214,428 million of bank account balances, Ch$ 42,567 million of time deposits and Ch$ 30,436 million of purchase agreements.

❖  Trade accounts receivable and other current accounts receivable amounted to Ch$ 171,005 million, comprised of Ch$ 157,279 million in trade accounts receivable and Ch$ 13,726 million in other accounts receivable.

❖  Related parties current trade accounts receivable amount of Ch$ 50,260 million, primarily, related to energy sales for Ch$ 24,477 million, dividends for Ch$ 9,457 million, loans for Ch$ 8,698 million and tolls for Ch$ 5,355 million.

❖  Inventories amounted to Ch$ 26,034 million, comprised of production supplies for Ch$ 10,421 million and spare parts for Ch$ 15,480 million.

➢  Non-Current Assets amounted to Ch$ 3,512,309 million, mainly consisting of the following:

❖  Trade accounts receivable and other non–current accounts receivables for a total Ch$ 213,260 million, of which Ch$ 36,650 million are trade accounts receivables and Ch$ 176,710 million are other accounts receivables.

❖  Investments recorded using the equity method amount for Ch$ 540,568 million, mainly as a result of the Ch$ 539,063 million investment in Enel Brasil S.A.

❖  Asset appreciation for a total of Ch$ 92,995 million, of which Ch$ 84,024 million originated in Edegel S.A.A.

❖  Property, plants and equipment amounted to Ch$ 2,602,049 million, primarily generation business assets which amounted to Ch$ 2,391,549 million.

• 7 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

Liabilities and Shareholder's Equity (Million Ch$)	September 16
Current Liabilities	627,311
Non-Current Liabilities	1,305,557
Equity	2,141,720
Equity attributable to owners of parent	1,296,970
Non-controlling	844,750
TOTAL EQUITY AND LIABILITIES	4,074,588

Total Liabilities of the Company amounted to Ch$ 4,074,588 million as of September 30, 2016 and were comprised by the following:

➢  Current liabilities amounted to Ch$ 627,311 million, and its main components are the following:

❖  Other current financial liabilities amounted to Ch$ 244,659 million, mainly bank loans of Ch$ 133,575 million, non-guaranteed third party debt of Ch$ 63,259 million, and financial leasing of Ch$ 16,843 million and other loans for Ch$ 24,173 million.

❖  Trade accounts payable and other accounts payable amounted to Ch$ 233,389 million, primarily dividends payable for Ch$ 56,673 million and accounts payable for goods and services for Ch$ 94,588 million, and energy and fuel suppliers for Ch$ 24,450 million.

❖  Current accounts payable to related parties amounted to Ch$ 46,834 million, mainly comprised of dividends payable amounting to Ch$ 23,754 million, trade accounts for Ch$ 7,419 million and other services for Ch$ 7,700 million.

❖  Other current provisions amounted to Ch$ 45,282 million, of which Ch$ 36,200 million were related to environmental provisions and Ch$ 9,082 million to legal proceedings and other provisions.

❖  Tax liabilities amounted to Ch$ 55,422 million, mostly income tax for Ch$ 55,418 million.

➢  Non-Current liabilities amounted to Ch$ 1,305,557 million, comprised mainly of the following:

❖  Other non-current financial liabilities amounted to Ch$ 1,000,909 million, primarily bank loans amounting of Ch$ 79,475 million, non-guaranteed third party obligations of Ch$ 889,929 million and other loans for Ch$ 31,359 million.

❖  Other non-current accounts payable amounted to Ch$ 83,141 million, mainly value added tax payable for Ch$ 34,529 million and accounts payable for goods and services of Ch$ 48,612 million.

• 8 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

❖  Other non-current provisions for Ch$ 46,065 million, mainly environmental provisions for Ch$ 39,940 million, Ch$ 2,690 million related to legal proceedings and Ch$ 3,415 million to dismantling provisions.

❖  Differed tax liabilities amounted to Ch$ 136,339 million, primarily fixed assets depreciation of Ch$ 110,696 million and others for Ch$ 25,643 million.

➢  Total equity amounted to Ch$ 2,141,721 million as of September 30, 2016 comprised of:

❖  Equity attributable to the owners of the controlling shareholder amounts to Ch$ 1,296,970 million (For further detail see Notes to Financial Statements).

❖  Equity attributable to non-controlling shareholders amounts to Ch$ 844,750 million (For further detail see Notes to Financial Statements).

• 9 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

The main financial ratios were as follows:

Evolution Of Key Financial Ratios

Indicator		Unit	September 16

Liquidity	Liquidity	Times	0.90
	Acid-test *	Times	0.85
	Working capital	Million Ch$	(65,032)
Leverage	Leverage	Times	0.9
	Short-term debt	%	32.5%
	Long-term debt	%	67.6%
	Financial expenses coverage**	Times	3.89
Profitability	Op. income / Op. Revenues	%	39.9%
	ROE	%	16.4%
	ROA	%	10.0%

* (Current assets - inventories - prepayments) / current liabilities
** EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

The liquidity ratio was 0.90 times, indicating a solid liquidity position, the ability to comply with bank obligations, being able to finance investments with cash surpluses and having an adequate debt maturity pattern.

Working capital was a negative Ch$ 65,032 million, a temporary situation and not significant indicator of the Company’s level of liquidity.

The debt ratio was 0.90 times as of September 30, 2016.

• 10 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

3.- Consolidated Statements of Cash Flows Analysis

The company reached a Ch$ 70,008 million negative net cash flow during the period of March 1 through September 30, 2016,  from the following:

Cash Flow (Million Ch$)	Seven months ended September 30, 2016

Net cash flows from (used in) operating activities	347,029
Net cash flows from (used in) investing activities	(93,688)
Net cash flows from (used in) financing activities	(183,333)
Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	70,008

Operating activities generated a Ch$ 347,029 million positive cash flow. This cash flow mainly comes from the Ch$ 915,205 million received for sales of goods and services, offset by Ch$ 373,267 million in payments made to suppliers of goods and services, tax payments of Ch$ 106,423 million and employee related payments amounting to Ch$ 39,781 million.

Investment activities resulted in a Ch$ 93,688 million negative cash flow, mainly related to the purchase of property, plants and equipment for Ch$ 97,580 million and loans to related parties amounting to Ch$ 43,393 million, offset by payments received from related parties amounting of Ch$ 27,033 million, dividends received of Ch$ 13,125 million and interest payments received of Ch$ 8,106 million.

Financing activities recorded a Ch$ 183,333 million negative cash flow.  This cash flow is primarily a result of loan and financial leasing payments of Ch$ 90,562 million, dividend payments of Ch$ 165,977 million, interest payments of Ch$ 53,028 million and related party loan payments for Ch$ 51,864 million, offset by Ch$ 178,521 million loan repayments received from related and third parties.

• 11 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA AMÉRICAS

The Group’s companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Company in terms of establishing their risk management policy, the following are regarded with particular importance:

•                 Compliance with the rules of good corporate governance.

•                 Strict compliance with all of the Group’s internal rules.

•                 Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

•                 The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

•                 All business operations and corporate departments operate within the approved limits of each case.

•                 The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Américas policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that are accrued at a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

The debt structure by interest rate, measured as the percentage of fixed debt and/or protected debt over total gross debt stood at 31% as of September 30, 2016.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

• 12 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

•          Endesa Americas’ subsidiaries and affiliate companies’ debt commitments denominated in currencies different from their cash flow currency.

•          Payments of project related supplies in currencies that are different from that of the companies’ cash flows.

•          Revenues of Group companies that are directly linked to currencies that differ from their cash flow currency.

•          Cash flow from foreign subsidiaries, to holding companies in Chile, exposed to currency fluctuations.

In order to mitigate exchange rate risk, the Endesa Américas Group focuses on maintaining a balance between cash flows indexed to the US dollar and the amount of assets and liabilities denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

The Endesa Américas Group is exposed to risks related to price fluctuations of certain commodities, primarily due to:

•          Fuel purchases for electricity generation.

•          Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation, hydrology and volatility of commodity prices in international markets, the company is constantly evaluating hedges to mitigate the impacts of these price variations in the results. In Empresa Generadora de Energía Eléctrica S.A. ("Emgesa"), as of September 30, 2016, there were futures for the purchase of 60.48 GWh energy (Derivex) for the period of January to December 2016. These purchases support sales contracts on the wholesale market, in order to mitigate their price risk. In addition, 1.4 GWh of future energy contracts with August and September 2016 maturities were liquidated.

• 13 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18 and 19 and appendix 3, respectively.

As of September 30, 2016, our current liabilities exceeded our current assets by Ch$ 65,032 million. This amount does not represent a material work capital deficit. However, we believe that cash flow generated by the business operations of our subsidiaries as well as cash balances, loans to banks and related companies, and broad access to capital markets are sufficient to meet all our working capital, debt service, dividends and planned capital expenditures.

As of September 30, 2016, the Endesa Américas Group’s liquidity was Ch$ 287,453 million in cash and other cash equivalents and Ch$ 19,627 million in long-term committed credit facilities. As of March 31, 2016, the Endesa Américas Group’s liquidity was Ch$ 211,252 million in cash and other cash equivalents.

Credit Risk

The Endesa Américas Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Credit risk is therefore monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets, other than trade account receivables:

Investments of cash surpluses are made with both national and foreign first-class financial entities (with a credit rating equivalent to investment grade, wherever possible), with limits set for each entity.

Investments may be guaranteed by treasury bonds in the countries where we operate and/or paper issued by first class banks, giving priority to those offering the best returns (always within the framework of current investment policies).

• 14 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

Derivative contracts are carried out with creditworthy entities in the countries were we operate and abroad, all transactions taking place with investment-grade entities.

Risk Measurement

The Endesa Américas Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

Considered in the calculation of the Value at Risk are the following:

•          Financial debt.

•          Hedging derivatives for debt.

The calculated Value at Risk represents the potential change in value of the portfolio described above within three-month period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

•          US dollar Libor interest rate.

•          The exchange rate of the different currencies used in the calculation.

•          Currency exchange rates used in the calculation.

The Value at Risk calculation is based on extrapolation of future scenarios (for one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk for a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk for the quarter, amounts to Ch$ 85,364 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As of September 30, 2016, Endesa Américas, on a standalone basis, had no debt obligations and therefore was not affected by any financial covenants, cross-defaults or events of any kind.

• 15 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT
AS OF SEPTEMBER 30, 2016

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to the most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.d of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to regulations issued by the Chilean Securities Superintendence (SVS), which are composed by the International Financial Reporting Standards Board (IASB), including also specific instructions issued by the SVS.

• 16 •

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: November 7, 2016